FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 24, 2003

Electronic Data Systems Corporation

(Exact name of registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code: (972) 604-6000

Item 5. Other Events and Regulation FD Disclosure

On June 24, 2003, the registrant issued a press release announcing it has commenced a private placement to sell $500 million of senior notes due 2013 and $600 million of senior convertible notes due 2023. The registrant will grant to the initial purchasers of the convertible notes an option to purchase up to an additional $90 million of the notes. The registrant will use the proceeds of the offerings for general corporate purposes. The press release is attached as Exhibit 99.1 and incorporated by reference herein.

Item 7. Financial Statements and Exhibits

(c)   The following exhibit is furnished herewith:

99.1   Registrant's press release dated June 24, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

June 24, 2003   By: /s/ D. Gilbert Friedlander
                                                 D. Gilbert Friedlander, Senior Vice
                                                 President, General Counsel and Secretary

Exhibit 99.1





CONTACT:
Kevin Lightfoot
972.605-3414
kevin.lightfoot@eds.com

FOR IMMEDIATE RELEASE, TUESDAY, JUNE 24, 2003

EDS Announces Offering of $600 Million of Convertible Senior Notes and $500 Million of Senior Notes

PLANO, Texas – EDS (NYSE: EDS) today announced it has commenced a private placement to sell $500 million of senior notes due 2013 and $600 million of senior convertible notes due 2023. EDS will grant to the initial purchasers of the convertible notes an option to purchase up to an additional $90 million of the notes. The company will use the proceeds of the offerings for general corporate purposes.

The convertible notes will be senior unsecured obligations of the company and will be convertible into EDS common stock under certain conditions at a conversion price representing a premium to the current market price. It is expected that the convertible notes will bear interest at a rate to be determined as well as contingent interest under certain circumstances. The conversion price, interest rate and other terms will be provided upon the pricing of the convertible notes.

The securities have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities. Any offer of the securities will be made only by means of a private offering memorandum.

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About EDS

EDS provides strategy, implementation, business transformation and operational solutions for clients managing the business and technology complexities of the digital economy. EDS, with its management-consultancy, A.T. Kearney, serves the world's leading companies and governments in 60 countries. The company's stock is traded on the New York Stock Exchange (NYSE: EDS) and the London Stock Exchange.